SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Virtusa Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92827P102

(CUSIP Number)

New Mountain Vantage Advisers, L.L.C.

787 Seventh Avenue, 49th Floor

New York, NY 10019

(212) 720-0300

With a copy to:

Russell Leaf

Jared Fertman

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92827P102	13D	Page 2 of 14

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage LO, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 33,749 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 33,749 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,749 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 3 of 14

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage Focus, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 144,256 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 144,256 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,256 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 4 of 14

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage (California) II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 534,594 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 534,594 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,594 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.77%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

* Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 5 of 14

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 478,923 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 478,923 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 478,923 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.59%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 6 of 14

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage Co-Invest II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 1,788,143 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,788,143 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,788,143 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.93%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 7 of 14

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage GP, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 2,979,665 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 2,979,665 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,665 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.89%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 8 of 14

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage Advisers, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 2,979,665 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 2,979,665 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,665 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.89%*
(14)	TYPE OF REPORTING PERSON (see instructions) IA

*	Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 9 of 14

(1)	NAMES OF REPORTING PERSONS Steven B. Klinsky
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 2,979,665 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 2,979,665 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,665 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.89%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 10 of 14

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Virtusa Corporation (the “Issuer”) and amends the Schedule 13D filed on July 6, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on July 7, 2020 (“Amendment No. 1” and, together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D.

Except as otherwise set forth below, the information set forth in the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and restated as follows:

All of the shares of Common Stock to which this Schedule 13D relates were purchased by or on behalf of the Reporting Persons using the investment capital of the Reporting Persons. As of 4:00 p.m., Eastern time, on July 28, 2020, the aggregate purchase price of the shares of Common Stock owned by the Reporting Persons was approximately $111,268,730 (including brokerage commissions and transaction costs).

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to include the following:

On July 27, 2020, New Mountain Vantage Advisers, L.L.C., on behalf of the Reporting Persons other than Mr. Klinsky, delivered to the Issuer a letter demanding production of certain of the Issuer’s books and records pursuant to Section 220 of the General Corporation Law of the State of Delaware.

Item 5.	Interest in Securities of the Issuer.

The first five paragraphs of Item 5(a) and (b) of this Schedule 13D are hereby amended and restated as follows:

The percentages in this Item 5 and in other provisions of this Schedule 13D relating to beneficial ownership of Common Stock are based on 30,132,817 shares of Common Stock outstanding as of May 22, 2020, as reported by the Issuer in its Form 10-K filed on May 28, 2020.

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated by reference.

As of 4:00 p.m., Eastern time, on July 28, 2020, the Reporting Persons beneficially owned 2,979,665 shares of Common Stock, representing approximately 9.89% of the Issuer’s outstanding shares of Common Stock.

As of 4:00 p.m., Eastern time, on July 28, 2020, pursuant to the Cash Derivative Agreements (as defined and disclosed in Item 6), New Mountain Vantage Co-Invest II, L.P. has economic exposure to, in the aggregate, 272,382 shares of Common Stock, representing approximately 0.90% of the Issuer’s outstanding shares of Common Stock.

As of 4:00 p.m., Eastern time, on July 28, 2020, the Reporting Persons, by ownership of shares of Common Stock and pursuant to the Cash Derivative Agreements, have combined economic exposure to, in the aggregate, 10.79% of the Issuer’s outstanding shares of Common Stock.

Item 5(c) of this Schedule 13D is hereby amended to include the following:

Except as set forth in Schedule 1 attached hereto, since Amendment No. 1, the Reporting Persons have not effected any transactions in the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The first paragraph of Item 6 of this Schedule 13D is hereby amended and restated as follows:

New Mountain Vantage Co-Invest II, L.P. has entered into notional principal amount derivative agreements in the form of cash settled swaps (the “Cash Derivative Agreements”) that reference 272,382 shares of Common Stock, representing economic exposure comparable to approximately 0.90% of the Issuer’s outstanding shares of Common Stock. The Cash Derivative Agreements provide the Reporting Persons, collectively, with economic results that are comparable to the economic results of ownership of shares of Common Stock but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the referenced shares of Common Stock. The counterparties to the Cash Derivative Agreements are unaffiliated third party financial institutions.

Item 7.	Materials to Be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to include the following:

Exhibit	Description

99.5	Demand Letter, dated July 27, 2020, from New Mountain Vantage Advisers, L.L.C. to the Issuer

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2020

NEW MOUNTAIN VANTAGE LO, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE FOCUS, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE (CALIFORNIA) II, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE CO-INVEST II, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE GP, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

STEVEN B. KLINSKY

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

SCHEDULE 1

The following transactions in the Common Stock were effected since Amendment No. 1 by the Reporting Persons in the open market:

Name of Reporting Person	Date of Transaction	Amount of Security Bought / (Sold)		Price Per Share (including brokerage commissions and transaction costs)
New Mountain Vantage LO, L.P.	7/21/2020	5,232		$33.37
New Mountain Vantage Co-Invest II, L.P.	7/8/2020	38,140		$30.58
New Mountain Vantage Co-Invest II, L.P.	7/8/2020	(38,140	)*	$30.55
New Mountain Vantage Co-Invest II, L.P.	7/9/2020	5,872		$30.01
New Mountain Vantage Co-Invest II, L.P.	7/9/2020	2,005		$29.79
New Mountain Vantage Co-Invest II, L.P.	7/9/2020	(6,127	)*	$30.00
New Mountain Vantage Co-Invest II, L.P.	7/9/2020	(2,005	)*	$29.72
New Mountain Vantage Co-Invest II, L.P.	7/10/2020	255		$30.15
New Mountain Vantage Co-Invest II, L.P.	7/22/2020	62,000		$33.03
New Mountain Vantage Co-Invest II, L.P.	7/22/2020	(62,000	)*	$32.99
New Mountain Vantage Co-Invest II, L.P.	7/23/2020	60,000		$34.04
New Mountain Vantage Co-Invest II, L.P.	7/23/2020	(60,000	)*	$34.00
New Mountain Vantage Co-Invest II, L.P.	7/24/2020	20,000		$32.94
New Mountain Vantage Co-Invest II, L.P.	7/24/2020	(20,000	)*	$32.92
New Mountain Vantage Co-Invest II, L.P.	7/27/2020	50,000		$33.66
New Mountain Vantage Co-Invest II, L.P.	7/27/2020	(50,000	)*	$33.61
New Mountain Vantage Co-Invest II, L.P.	7/28/2020	30,000		$33.30
New Mountain Vantage Co-Invest II, L.P.	7/28/2020	(30,000	)*	$33.27

*	denotes transactions pursuant to the Cash Derivative Agreements

INDEX TO EXHIBITS

Exhibit	Description
99.1†	Joint Filing Agreement, dated July 6, 2020, among the Reporting Persons

99.2†	Power of Attorney, granted by Steven B. Klinsky in favor of Joseph Hartswell, dated July 6, 2020

99.3*†	Amended and Restated Limited Partnership Agreement of New Mountain Vantage Co-Invest II, L.P., dated as of January 29, 2020

99.4*†	Amended and Restated Limited Partnership Agreement of New Mountain Vantage Co-Invest II Feeder, L.P., dated as of January 29, 2020

99.5	Demand Letter, dated July 27, 2020, from New Mountain Vantage Advisers, L.L.C. to the Issuer

*

Certain information in this exhibit (indicated by “[***]”) has been omitted and filed separately with the Securities and Exchange Commission, and confidential treatment has been requested with respect to such information.

†	Previously filed.